SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001-80
Companies Registrar (NIRE) #35300016831
EXTRACT OF THE MINUTES OF 615th BOARD OF DIRECTORS’ MEETING

On July 22, 2004, at 09:00 am, summoned by the Board of Directors Chairman for an ordinary meeting, as per provisions of the Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met, being justified the absence of the Board member, Ms. Maria Helena Guimarães de Castro. ...... The Full Board requested to rectify the Board of Executive Officers’ Resolution # 0275/2004, dated 06/29/2004, mentioned in item II of the agenda and in the Minutes of the Board of Directors dated 07/08/2004, in relation to the amount in chart included in the resolution mentioned above referred to as million of reais, whereas the correct is reais, and accordingly, the respective Board of Directors’ Resolution is rectified and further conditions are ratified. Hence, the resolution of the Board of Executive Officers and of the Board of Directors now has the following wording: Contracting of Operations with Caixa Econômica Federal (Brazilian Federal Savings and Loans Bank) within the Pro-Sanitation Program scope. This matter was discussed and thereafter it was voted, with unanimous approval of the Operation to Directly Transfer Funds from FGTS (Brazilian Government Severance Indemnity Fund for Employees) with Caixa Econômica Federal, within the 2004 Pro-Sanitation Program scope with respect to four (4) financing operations, as per chart and conditions outlined below:

Site	Operation	Mod.	Investment Amount		Financing Amount		Company's own Funds
			R$	%	R$	%	R$	%
SPMR - Taiaçupeba WTP	Expansion of Taiaçupeba WTP, Duplication of RD Reservoir, Sludge Deshydration and Water Adduction System.	WSS	108,769,895.52	100	97,892,905.97	90	10,876,989.55	10
SPMR - Alto e Baixo Cotia System	SPMR-Expansion of the Adduction Capacity and Reservation of Baixo Cotia and Integration to the Careira System.	WSS	28,088,228.93	100	25,279,406.04	90	2,808,822.89	10
Implementation of Reversion of the Paraitinga and Optimization	Reversion of the Paraitinga and optimized operation of the Alto Tietê Dam (+ 2.7 m³/s), reducing risks of rationing in low rain in low rainfall periods	WSS	25,339,699.17	100	22,805,729.25	90	2,533,969.92	10
Guarujá	Running of treated water adduction system with underwater traverse in Canal do Porto. Construction the Pumping Station for Treated Water enabling a discharge of up to 350 1/s.	WSS	9,784,983.19	100	8,806,484.87	90	978,498.32	10

WSS– Water Supply System
WTP – Water Treatment Plant
SPMR – São Paulo Metropolitan Region

Grace period: The work, accrued of 2 months, up to the limit of 36 months, from the month estimated for the first disbursement. Amortization: 180 months, from the month subsequent to the expiration of the grace period. Total: 216 months. Interests: For the Water Supply System, an annual interest of 8.0%. Interests shall be paid on a monthly basis, on the date set forth by agreement, during the grace period and amortization phases. Financial Agent’s Remuneration Fee: 2.0% p.a., on the outstanding balance, paid on a monthly basis, during the grace period and amortization phases. Credit Risk Rate: 1.7% p.a., incurring on the updated outstanding balance, during the grace period and amortization phases, charged after the first disbursement. Index: "Referential Rate" or RR, released by the Brazilian Central Bank. Guarantee: Collection Account – Maintain a flow of monthly tariff collection transacted by the Collection Account, of at least, a value corresponding to the monthly average of three (3) times the value of an Updated Monthly Installment. Reserve Account – Maintain deposited in the Reserve Account, a value corresponding to that of a Monthly Installment falling due, calculated over the debt updated outstanding balance. The Economic-Financial and Investor Relations Officer is authorized to set in motion all the procedures and measures necessary to conclude the negotiations, including the breakdown of the agreements. ........................................... These Minutes, after being approved are hereinafter signed by the Board of Directors’ members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Andrea Sandro Calabi, Daniel Sonder, Fernando Maida Dall’Acqua e Gustavo de Sá e Silva. São Paulo, July 22, 2004. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors. Maria Cristina Biselli Ferreira, Secretary. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. BOARD OF TRADE OF THE STATE OF SÃO PAULO. I certify the Registration #384.159/04-7, dated 08/17/04. PEDRO IVO BIANCARDI BARBOZA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 30, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.